Exhibit 99.1

Zhangmen Education Inc. Announces Completion of Merger

SHANGHAI, China – November 15, 2023 – Zhangmen Education Inc. (the “Company”) (OTCMKTS: ZMENY), an online education company in China, today announced the completion of its merger (the “Merger”) with Summit Lustre Limited (“Merger Sub”), a wholly owned subsidiary of Ultimate Vitor II Holdings Limited (“Parent”), pursuant to the previously announced agreement and plan of merger, dated as of July 28, 2023 (the “Merger Agreement”) among the Company, Parent and Merger Sub. Parent is ultimately controlled by Mr. Zhang Yi, founder of the Company. As a result of the Merger, the Company has become a wholly owned subsidiary of Parent, and its American depositary shares (each an “ADS”, representing seventy-two (72) Class A ordinary shares, par value of US$0.00001 per share, of the Company, each a “Class A Share”, together with the Company’s Class B ordinary shares, par value $0.00001 per share, collectively the “Shares”) will no longer be quoted on the OTC Market.

Pursuant to the Merger Agreement, which was approved by the Company’s shareholders at the previously announced extraordinary general meeting, at the effective time of the Merger (the “Effective Time”), all Shares issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares and the Dissenting Shares (each as defined in the Merger Agreement) and any Class A Shares represented by ADSs, were cancelled and ceased to exist in exchange for the right to receive $0.0077778 per Share in cash without interest (representing $0.56 divided by seventy-two) (the “Per Share Merger Consideration”), and each ADS, other than ADSs representing the Excluded Shares, issued and outstanding immediately prior to the Effective Time, together with each Class A Share represented by such ADSs, were cancelled and ceased to exist in exchange for the right to receive $0.56 per ADS in cash without interest (the “Per ADS Merger Consideration”) (less $0.05 per ADS cancellation fees), in each case, net of any applicable expenses and withholding taxes.

Each shareholder of record as of immediately prior to the Effective Time who is entitled to the Per Share Merger Consideration will receive from the Company a letter of transmittal and instructions on how to surrender their share certificates, if any, representing their Shares in exchange for the Per Share Merger consideration, without interest and net of any applicable withholding taxes, and should wait to receive the letter of transmittal before surrendering their share certificates. Payment of the Per ADS Merger Consideration (less $0.05 per ADS cancellation fees), without interest and net of any applicable withholding taxes, will be made as soon as practicable after Citibank, N.A. the ADS depository, receives the aggregate Per ADS Merger Consideration payable to holders of ADSs from the Company as paying agent.

The Company intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a Form 15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requesting the deregistration of the Company’s registered securities, under Section 12(g) of the Exchange Act and the suspension of the Company’s reporting obligations under Section 15(d) of the Exchange Act. The Company’s obligations to file with or furnish to the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration of the Company’s registered securities becomes effective.

In connection with the Merger, Kroll Securities, LLC and Kroll, LLC (operating through its Duff& Phelps Opinions Practice) has served as financial advisor to the special committee (the “Special Committee”) of independent and disinterested directors of the Company. Linklaters has served as U.S. legal counsel to the Special Committee. Maples and Calder (Hong Kong) LLP has served as Cayman Islands legal counsel to the Special Committee.

Davis Polk & Wardwell LLP has served as U.S. legal counsel to the buyer with respect to the Merger.

About Zhangmen Education Inc.

Zhangmen Education Inc. (OTCMKTS: ZMENY) is an online education company in China providing quality-oriented education to students. For more information, please visit ir.zhangmenedu.com.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zhangmen Education Inc.

Investor Relations

E-mail: ir@zhangmen.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: zhangmen@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: zhangmen@thepiacentegroup.com